EXHIBIT 1.2


                                     FORM 27
                                 SECURITIES ACT
                   MATERIAL CHANGE REPORT UNDER SECTION 118(1)
                              OF THE SECURITIES ACT


ITEM 1.   REPORTING ISSUER

          Brocker Technology Group Ltd.
          2150 Scotia Place
          10060 Jasper Avenue
          Edmonton, Alberta
          T5J 3R8

ITEM 2.   DATE OF MATERIAL CHANGE

          June 19, 2001

ITEM 3.   NEWS RELEASE

          A press release was disseminated through the services of Canada News Wire on June 21, 2001.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          Brocker Technology Group's subsidiary, Sealcorp Telecommunications Group Ltd., has given notice to withdraw from its contract to distribute mobile phones for Telecom New Zealand Limited.

ITEM 5.   COMPLETE DESCRIPTION OF MATERIAL CHANGE

          On June 7, 2001, Brocker Technology Group's subsidiary, Sealcorp Telecommunications Group Ltd., gave 30 days' notice to Telecom New Zealand ("Telecom") to terminate the distribution services contract between Sealcorp and Telecom. Under that contract Sealcorp. acted a s distributor of mobile phones to Telecom's customers. The contract provided reduced business risks to Sealcorp, as Telecom compensated Sealcorp. for unsold inventory, and in exchange Sealcorp agreed to certain limits on in net profit margin on the sale of mobile phones. This arrangement had been in place since 1997.

          Based upon the anticipated sales of wireless telecommunications products for this year, Sealcorp determined that this business could not be operated profitably without changing the terms of the agreement with Telecom, which did not occur. As a result, Sealcorp determined to terminate the agreement with Telecom and, in accordance with the terms of the agreement, provided 30 days' written notice of termination. It had been anticipated that issuing the termination notice might result in a proposal from Telecom to continue the agreement on modified terms, but no such proposal was made. The Board of directors of Brocker Technology Group Ltd. ratified the termination notice on June 19, 2001.

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          It is expected that the termination of the agreement with Telecom will reduce Brocker's annual revenues by about $50 million, but this business was expected to operate at about break even this year, so the termination is not expected to negatively impact profitability. Upon the termination Telecom is obligated to purchase Sealcorp's inventory of mobile Phones, which is partly financed by way of bank debt, which will positively impact the corporation's working capital position. This termination will result in the elimination of over 20 positions, which will reduce staffing costs by approximately $1.8 million per year.

ITEM 6.   RELIANCE ON SECTION 118(2) OF THE SECURITIES ACT

          Not applicable

ITEM 7.   OMITTED INFORMATION

          Not applicable.

ITEM 8.   SENIOR OFFICER

          Casey O'Byrne, Director of the Corporation is knowledgeable about this material change and may be contacted respecting this Material Change at (780) 429-1010, for further information.

ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

DATED at the City of Edmonton, in the Province of Alberta, this 19th day of June, 2001.


                                        (signed) "Casey J. O'Byrne"
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